

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



04030226

RECEIVED
2004 MAY 18 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

7th May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

<u>Jardine Strategic Holdings Limited</u>

We enclose for your information a notification which we have sent to the UK Listing
Authority on 6th May 2004 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl.

PROCESSED
MAY 1 9 2004
THOMSON
FINANCIAL

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

communicate**RNS**

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Result of AGM
Released	15:33 6 May 2004
Number	3835Y

JARDINE STRATEGIC HOLDINGS LIMITED (the "Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 25th March 2004 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Jardine Strategic Holdings Limited

Date of notification – 6th MAY 2004

www.jardines.com

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